SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2255	IFERT@STBLAW.COM

October 31, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:	Performance Food Group Company – Registration
Statement on Form S-1 (File No.: 333-198654)

Mara L. Ransom

Lilyanna Peyser

Daniel Porco

Ta Tanisha Meadows

Robyn Manuel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 27, 2014 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on September 9, 2014 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on October 14, 2014. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-1

Summary, page 1

1.	We note your response to comment 5 in our letter dated October 7, 2014. Please include in the list of risk factors on page 9 the fact that you will be a “controlled company” under applicable rules and, as a result, will rely on exemptions from corporate governance requirements that would otherwise protect stockholders of the company.

In response to the Staff’s comment, the Registrant has revised the list of risk factors on page 10 to disclose the fact that it will be a “controlled company” under applicable rules and, as a result, will rely on exemptions from corporate governance requirements that would otherwise protect the Registrant’s stockholders.

Business, page 69

2.	We note your response to comment 14 in our letter dated October 7, 2014. On pages 6, 68 and 73, where you disclose the market share of Sysco and US Foods, please disclose your market share, as well, in order to provide useful context for your statements regarding competition and the effects of the merger of Sysco and US Foods on your business.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 6, 68 and 73 to disclose its market share.

Index to Consolidated Financial Statements, page F-1

General

3.	We note the provision of Schedule I pursuant to comment 18 in our letter dated October 7, 2014. However, it does not appear you have provided the footnote disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X. Please advise or revise.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-22 to disclose the amount of net assets that are free of restrictions as of the end of the most recent fiscal year. This amount will be updated for each applicable future reporting period.

Consolidated Statements of Cash Flows, page F-7

4.	Please clarify whether you incurred and recorded debt to the seller(s) in connection with the acquisition(s) and if so, whether the cash payments included in “cash paid for acquisitions” represent principal payments on that debt. Alternatively, if the cash payments represent working capital adjustments to the purchase price or payments for contingent consideration, please explain in more detail your basis in GAAP for classification of the cash payments as financing as opposed to investing cash outflows. Please refer to ASC 230-10-45-13.

The Registrant respectfully advises the Staff that the amounts included in “cash paid for acquisitions” represent cash outflows related to certain payments due to the seller under the applicable acquisition agreements in connection with such acquisition. More specifically, substantially all of these payments are comprised of holdbacks and contingent consideration that were established at the time of acquisition but were paid at a later date. All such obligations were recorded at the date of acquisition in accordance with ASC 805.

Under ASC 230-10-45-13 (c), “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets” should be classified as a cash outflow for investing. The Registrant has interpreted “soon” under ASC 230-410-45-13 (c) to be a period of three months or less. Therefore, since all of these payments were made at least three months after the initial acquisition date and many payments were made up to a year after the applicable acquisition, the Registrant has effectively financed the acquisition to the extent of such payments. Therefore, these cash outflows represent principal payments on the liabilities established at acquisition and accordingly are reflected as a financing activity.

* * * * * * *

Please call me (212-455-2255) or Xavier Kowalski of my firm (212-455-3804) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert

3